							Filed under Rule 424(b)(2), Registration Statement No. 333-276916
			Pricing Supplement No. 64 - Dated Monday, August 10, 2026 (To: Prospectus Dated February 7, 2024 and Prospectus Supplement Dated February 7, 2024)
CUSIP Number	Selling Price	Gross Concession	Net Proceeds	Principal Amount	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking
34540TS60	100%	1.000%	$14,879,700.00	$15,030,000.00	Fixed	5.350%	Semi-Annual	8/20/2029	2/20/2027	$27.29	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/20/2027 and Semi-Annually thereafter with 30 Calendar Days' Notice.

Notes will be sold to you at the selling price specified in this Pricing Supplement. The Purchasing Agent shall purchase notes from us at the selling price less the applicable gross concession specified in this Pricing Supplement. The Purchasing Agent may resell the notes it purchases to the agents and selected dealers at the selling price less a concession that, at the discretion of the Purchasing Agent, may be less than or equal to the gross concession received by the Purchasing Agent. Notes purchased by the agents and selected dealers on behalf of level-fee investment advisory accounts may be sold to such accounts at the selling price less the applicable concession, and such agents and selected dealers shall not retain, as compensation, any portion of such concession applicable to such selling agents and dealers. In that instance, the Purchasing Agent may retain the portion of the gross concession applicable to the Purchasing Agent.

CUSIP Number	Selling Price	Gross Concession	Net Proceeds	Principal Amount	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking
34540TS78	100%	1.750%	$13,319,752.50	$13,557,000.00	Fixed	6.000%	Semi-Annual	8/20/2033	2/20/2027	$31.17	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 8/20/2027 and Semi-Annually thereafter with 30 Calendar Days' Notice.

Notes will be sold to you at the selling price specified in this Pricing Supplement. The Purchasing Agent shall purchase notes from us at the selling price less the applicable gross concession specified in this Pricing Supplement. The Purchasing Agent may resell the notes it purchases to the agents and selected dealers at the selling price less a concession that, at the discretion of the Purchasing Agent, may be less than or equal to the gross concession received by the Purchasing Agent. Notes purchased by the agents and selected dealers on behalf of level-fee investment advisory accounts may be sold to such accounts at the selling price less the applicable concession, and such agents and selected dealers shall not retain, as compensation, any portion of such concession applicable to such selling agents and dealers. In that instance, the Purchasing Agent may retain the portion of the gross concession applicable to the Purchasing Agent.

Trade Date: Monday, August 10, 2026 @ 12:00 PM ET
Settlement Date: Thursday, August 13, 2026
Minimum Denomination/Increments: $1,000.00/$1,000.00
Initial trades settle flat and clear SDFS: DTC Book-Entry only
	DTC Number 0235 via RBC Dain Rauscher Inc.	Ford Credit Notes - Series B $6,000,000,000 Ford Motor Credit Company LLC Prospectus Dated: 2-7-24 and Prospectus Supplement Dated: 2-7-24
If the stated maturity date or an interest payment date for any note is not a business day (as term is defined in prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the stated maturity date or interest payment date.
Ford Credit Notes - Series B
Validity of the notes offered hereby:	In the opinion of Ford Credit's counsel, when the notes offered by this pricing supplement have been executed and issued by Ford Credit and authenticated by the trustee pursuant to an Indenture dated as of March 16, 2015, between Ford Credit and The Bank of New York Mellon (the “Indenture”), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Ford Credit, enforceable in accordance with their terms. The opinion expressed above is subject to the qualifications that such counsel expresses no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the Limited Liability Company Act of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee and other matters all as stated in the letter of such counsel dated February 7, 2024 and filed as Exhibit 5 to the Registration Statement.